(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-5449 CUSIP NUMBER 200080109

For Period Ended: January 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Comarco, Inc.

Full Name of Registrant

Former Name if Applicable

2 Cromwell

Address of Principal Executive Office (Street and Number)

Irvine, CA 92618

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In fiscal 2005, Comarco, Inc. (the “Company”) changed the composition of its reportable segments presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No.131). As a result, the Company was required to restate the corresponding segment information for the fiscal 2004 and 2003 consolidated financial statements to be included in the Company’s annual report on Form 10-K for the year ended January 31, 2005 (the “Annual Report”).

As of May 2, 2005, the prescribed due date for the Annual Report, KPMG LLP, the Company’s former independent auditors, had not completed their customary client acceptance procedures nor the additional audit work necessitated by the SFAS No.131 restatement to reissue its audit report on the fiscal 2004 and 2003 consolidated financial statements to be included in the Annual Report . As a result, additional time is needed for the Company to file its Annual Report.

A copy of a statement of KPMG LLP dated May 3, 2005, which states that KPMG LLP agrees with the specific reasons stated above as to why it is unable to furnish the required audit report, is attached hereto as Exhibit 99.1.

The Company expects to file the Annual Report on or before May 17, 2005, the fifteenth calendar day following the prescribed due date for filing the Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel R. Lutz (Name)	(949) (Area Code)	599-7556 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

2

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the fourth quarter of fiscal 2005 was $6.8 million, up slightly compared with revenue of $6.7 million for the third quarter of fiscal 2005. Revenue was $11.9 million for the fourth quarter of fiscal 2004. The decrease in revenue for the quarter compared to last year resulted from the disruption in sales of the Company’s ChargeSource products created by the change in distributor relationships and the switch to a contract manufacturer located in China.

Wireless test solutions revenue was $3.9 million in the fourth quarter of fiscal 2005 compared with $4.2 million for the third quarter of fiscal 2005 and $4.4 million for the same period in fiscal 2004. During the fourth quarter of fiscal 2005, due to delays in several Seven.Five purchase orders from wireless carriers and equipment vendors which were not received until the first quarter of fiscal 2006, revenues for the fourth quarter were less than anticipated. ChargeSource revenue for the fourth quarter of fiscal 2005 was $1.4 million, compared with $1.1 million for the third quarter of fiscal 2005 and $5.9 million for the same period in fiscal 2004. Callbox revenue was $1.5 million for the fourth quarter of fiscal 2005, which approximated the revenue for both the third quarter of fiscal 2005 and the fourth quarter of fiscal 2004.

Net loss from continuing operations for the fourth quarter of fiscal 2005 was $2.8 million, or $0.38 per diluted share. This compares with net income from continuing operations of $0.5 million, or $0.06 per diluted share, for the fourth quarter of fiscal 2004.

Revenue for fiscal 2005 was $29.2 million, compared with $34.3 million for fiscal 2004. For fiscal 2005 wireless test solutions revenue increased 51% to $16.8 million compared with $11.2 million for fiscal 2004. ChargeSource revenue for fiscal 2005 declined 64% to $5.8 million compared with $16.1 million for fiscal 2004. Callbox revenue for fiscal 2005 declined 5% to $6.6 million compared with $7.0 million for fiscal 2004. In fiscal 2004, services were provided to specific call box systems that were in addition to the scope of their respective long-term maintenance contracts.

Net loss for fiscal 2005 was $10.1 million or $1.37 per share compared with a loss of $1.2 million or $0.17 per share for fiscal 2004.

During the fourth quarter of fiscal 2004, the Company sold the net assets of EDX for $600,000 in cash and recorded an after tax gain of approximately $319,000, or $0.04 per share. The after tax gain reflects the second quarter of fiscal 2003 write down of EDX intangible assets.

Forward-Looking Information

This notification contains “forward-looking statements” that are subject to risks, uncertainties, and other factors that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Forward-looking statements in this notification are generally identified by words such as “believes,” “anticipates,” “plans,” “expects,” “will,” “would,” and similar expressions that are intended to identify forward-looking statements. A number of important factors could cause the Company’s results to differ materially from those indicated by these forward-looking statements, including, among others, the impact of perceived or actual weakening of economic conditions on customers’ and prospective customers’ spending on the Company’s products and services; quarterly fluctuations in the Company’s revenue or other operating results; failure to meet financial expectations of analysts and investors, including failure from significant reductions in demand from earlier anticipated levels; potential difficulties in the assimilation of operations, strategies, technologies, personnel and products of acquired companies and technologies; risks related to market acceptance of the Company’s products and the Company’s ability to meet contractual and technical commitments with the Company’s customers; activities by the Company and others regarding protection of intellectual property; and competitors’ release of competitive products and other actions. Further information on potential factors that could affect the Company’s financial results are included in risks detailed from time to time in the Company’s Securities and Exchange Commission filings, including without limitation the Company’s annual report of Form 10-K for the year ended January 31, 2004.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither any other person nor the Company assume responsibility for the accuracy and completeness of the forward-looking statements. The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Comarco, Inc.

            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 3, 2005	By	/s/ Daniel R. Lutz

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Statement of KPMG LLP dated May 3, 2005

4